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SECURITIES AN ... N
Wash

04019019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 29 2004 WASH, D.C. PROCESSING

SEC FILE NUMBER
8-32131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2003 AND ENDING January 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Pennsylvania Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Shoemaker Road
(No. and Street)

King of Prussia (City) Pennsylvania (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony A. Buford, Jr. (215) 354-0950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris J. Cohen & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1601 Market Street, Suite 2525 (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony A. Buford, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Pennsylvania Group, Inc., as of January 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joyce M. Kober
Commission #DD242840
Expires: Oct 03, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED
UNIFORM SINGLE REPORT

Part IIA - Page A

Page 1 to 5

January 31, 2004

THE PENNSYLVANIA GROUP, INC.
CONTENTS
January 31, 2004

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Pennsylvania Group, Inc.

We have audited the accompanying statement of financial condition of The Pennsylvania Group, Inc. as of January 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of the financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Pennsylvania Group, Inc. as of January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Morris J. Cohen & Co., P.C.

February 27, 2004

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

ASSETS

Line		Allowable	Non-Allowable	Total
2.	Receivables from brokers and dealers	$334,589	$ 2,000	$336,589
3.	Receivables from non-customers		1,336	1,336
4.	Securities owned, at market value	10,620		10,620
10.	Property, furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization		105,501	105,501
11.	Other assets		7,740	7,740
12.	Total assets	$345,209	$116,577	$461,786

The accompanying notes are an integral part of these financial statements.

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

LIABILITIES AND OWNERSHIP EQUITY

Line		A.I. Liabilities	Non A.I. Liabilities	Total
17.	Accounts payable, accrued liabilities, expenses and other	$ 93,791		$ 93,791
18.	Notes payable	93,156		93,156
20.	Total liabilities	$186,947		186,947
23.	Corporation			
B.	Common stock			1,180
C.	Additional paid-in capital			84,857
D.	Retained earnings			188,802
24.	Total ownership equity			274,839
25.	Total liabilities and ownership equity			$461,786

The accompanying notes are an integral part of these financial statements.

THE PENNSYLVANIA GROUP, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
January 31, 2004

1. Nature of business and background information

The Company provides investment brokerage services to the investment community. Substantially all of these services are provided under various "soft dollar" arrangements.

2. Summary of significant accounting policies

Accounting estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Property, furniture, equipment, and leasehold improvements

Depreciation of furniture and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to eight years. Leasehold improvements are amortized over the lesser of the term of the lease or five years.

Investments

Securities owned

Securities owned consist of marketable securities valued at market value in the amount of $10,620 at January 31, 2004.

Customers' securities transactions

Customers' securities transactions are recorded by the clearing broker (see Note 5) on a settlement date basis.

Cash equivalents

For purposes of the statement of financial condition the Company considers money market accounts to be cash equivalents.

For purposes of the statement of cash flows, the Company also considers funds due from the clearing broker to be cash equivalents.

2. Summary of significant accounting policies (Continued)

Income taxes

Deferred income taxes are provided by the liability method for the temporary differences between the financial reporting basis and the tax bases of the Company's assets and liabilities in accordance with SAFS No. 109 "Accounting for Income Taxes."

3. Notes payable

Notes payable in monthly installments of $1,084 including interest at 5.4% through September 2007 collateralized by a specific automobile.	$44,996
Note payable in monthly installments of $1,182 including interest at 5.25% through October 2007, collateralized by a specific automobile.	48,190
	$93,156

Maturities of notes payable at January 31, 2004 are as follows:

Year Ending January 31	Amount
2005	$22,793
2006	24,036
2007	25,347
2008	20,980
	$93,156

4. Related party transactions

Included in accounts payable, accrued liabilities, expenses and other is a payable to an officer and shareholder of the Company in the amount of $5,366 at January 31, 2004.

5. Transaction clearing agreements

The Company has agreements with one member firm of the New York Stock Exchange, whereby the member firm clears all security transactions effected by customers of the Company.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2004, the Company had net capital of $172,709 which was $72,709 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.08 to 1.

7. Income taxes

Under the liability method, the tax effects of significant temporary differences that give rise to the deferred tax liability of $16,040 is due to differences in financial and tax depreciation methods.

8. Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash, investment securities, and amounts due from the clearing broker.

At times during the year the Company maintains cash balances with financial institutions in excess of the amount insured by an agency of the federal government.

The securities owned contain the risk that changes in the market price may make the financial instruments less valuable. The total value of the securities owned subject to market risk at January 31, 2004 was $10,260.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED
UNIFORM SINGLE REPORT

Part IIA - Page A

Page 3 to 16

January 31, 2004

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
CONTENTS
January 31, 2004

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Pennsylvania Group, Inc.

We have audited the accompanying statement of financial condition of The Pennsylvania Group, Inc. as of January 31, 2004, (bound separately) and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of The Pennsylvania Group, Inc. as of January 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 15 as listed on the foregoing table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris J. Cohen & Co., P.C.

February 27, 2004

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

Year Ended January 31, 2004

Number of Months Included in this statement 12

STATEMENT OF INCOME (LOSS)

Line		
Revenue		
1.d	Total securities commission	$1,950,008
3.	Investment gains	1,150
8.	Other revenue	4,074
9.	Total revenue	1,955,232
Expenses		
10.	Salaries and other employment costs for voting officer, shareholder	32,926
11.	Other employee compensation and benefits	220,110
12.	Commissions paid to other broker dealers, floor brokerage fees, and clearance fees	269,269
13.	Letter of credit fees and interest	9,821
14.	Regulatory fees and expenses	8,937
15.	Other expenses	1,326,155
16.	Total expenses	1,867,218
Net income		
17.	Net income before federal and state income taxes and items below	88,014
18.	Provision for federal and state income taxes	26,648
22.	Net income after federal and state income taxes	$ 61,366

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock		Additional		
	Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, year ended January 31, 2003	118,000	$1,180	$84,857	$127,436	$213,473
Net income, year ended January 31, 2004				61,366	61,366
Balance, year ended January 31, 2004	118,000	$1,180	$84,857	$188,802	$274,839

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
Year Ended January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

STATEMENT OF CASH FLOWS

Cash flows from operating activities	
Net income	$ 61,366
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	21,068
Investment gains	(1,150)
Net changes in operating assets and liabilities	
Prepaid expenses	(1,919)
Other receivable	8,277
Purchase of marketable securities	(33,445,386)
Proceeds from sale of marketable securities	33,470,632
Accounts payable and accrued expenses	(99,268)
Income taxes payable	6,075
Deferred income taxes	16,040
Net cash provided by operating activities	35,735
Cash flows from investing activities	
Capital expenditures	(22,940)
Net cash used in investing activities	(22,940)
Cash flows from financing activities	
Repayment of notes payable	(4,435)
Net cash used in financing activities	(4,435)
Net increase in cash and cash equivalents	8,360
Cash and cash equivalents, beginning	328,229
Cash and cash equivalents, ending	$ 336,589
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 4,533
Cash paid during the year for interest	$ 1,280
Non cash investing and financing activities	
Equipment acquired under notes payable	$ 97,591

The accompanying notes are an integral part of these financial statements.

THE PENNSYLVANIA GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2004

1. Nature of business and background information

The Company provides investment brokerage services to the investment community. Substantially all of these services are provided under various "soft dollar" arrangements.

2. Summary of significant accounting policies

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, furniture, equipment, and leasehold improvements

Depreciation of furniture and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to eight years. Leasehold improvements are amortized over the lesser of the term of the lease or five years.

Investments

Securities owned

Securities owned consist of marketable securities valued at market value in the amount of $10,620 at January 31, 2004. The Company uses the specific identification cost method for determining realized and unrealized gains and losses which are included in earnings.

Customers' securities transactions

Customers' securities transactions are recorded by the clearing broker (see Note 5) on a settlement date basis and the related commission income and expenses are recorded by the Company on a trade date basis.

Cash equivalents

For purposes of the statement of financial condition the Company considers money market accounts to be cash equivalents.

For purposes of the statement of cash flows, the Company also considers funds due from the clearing broker to be cash equivalents.

THE PENNSYLVANIA GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2004

2. Summary of significant accounting policies (Continued)

Income taxes

Deferred income taxes are provided by the liability method for the temporary differences between the financial reporting basis and the tax bases of the Company's assets and liabilities in accordance with SAFS No. 109 "Accounting for Income Taxes."

3. Notes payable

Notes payable in monthly installments of $1,084 including interest at 5.4% through September 2007 collateralized by a specific automobile.	$44,996
Note payable in monthly installments of $1,182 including interest at 5.25% through October 2007, collateralized by a specific automobile.	48,190
	$93,156

Maturities of notes payable at January 31, 2004 are as follows:

Year Ending January 31	Amount
2005	$22,793
2006	24,036
2007	25,347
2008	20,980
	$93,156

Interest expense for the year ended January 31, 2004 was $1,681.

4. Related party transactions

Included in accounts payable, accrued liabilities, expenses and other is a payable to an officer and shareholder of the Company in the amount of $5,366 at January 31, 2004.

5. Transaction clearing agreements

The Company has agreements with one member firm of the New York Stock Exchange, whereby the member firm clears all security transactions effected by customers of the Company.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2004, the Company had net capital of $172,709 which was $72,709 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.08 to 1.

7. Profit sharing plan

The Company maintains a 401(k) profit sharing plan for the benefit of its employees after one year of service. Contributions to the plan are at the discretion of the Board of Directors. There were no contributions to the plan for the year ended January 31, 2004.

8. Operating expenses

Included in operating expenses in the accompanying statement of income for the year ended January 31, 2004 was $21,068 for depreciation and amortization.

9. Rent expense

The Company conducts its operations in facilities under an operating lease on a month-to-month basis.

The Company leased two automobiles under operating leases which expired in 2003. The aggregate payments totaled $1,555 per month or $18,660 per annum.

Occupancy and equipment rental related expenses for the year ended January 31, 2004 were $17,971.

10. Income taxes

Income taxes consist of the following at January 31, 2004:

Federal income taxes	
Current	$ 2,350
Deferred	14,581
	16,931
State income taxes	
Current	4,500
Prior year underaccrual	3,758
Deferred	1,459
	9,717
Total income taxes	$26,648

Under the liability method, the tax effects of significant temporary differences that give rise to the deferred tax liability of $16,040 is due to differences in financial and tax depreciation methods.

11. Concentrations of credit risk

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash, investment securities, and amounts due from the clearing broker.

At times during the year the Company maintains cash balances with financial institutions in excess of the amount insured by an agency of the federal government.

The Company has one major customer which represents 93% of revenues from commissions for the year ended January 31, 2004.

The securities owned contain the risk that changes in the market price may make the financial instruments less valuable. The total value of the securities owned subject to market risk at January 31, 2004 was $10,260.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

COMPUTATION OF NET CAPITAL

Line		
1.	Total ownership equity from Statement of Financial Condition	$ 274,839
3.	Total ownership equity qualified for net capital	$ 274,839
5.	Total capital and allowable subordinated liabilities	$ 274,839
6.	Deductions and/or charges:	
6 A.	Total nonallowable assets from Statement of Financial Condition	(116,577)
7.	Other additions and/or credits: Deferred taxes on nonallowable assets	16,040
8.	Net capital before haircuts on securities positions	174,302
9.	Haircuts on securities:	1,593
10.	Net capital	$ 172,709

These financial and operational combined uniform single reports are subject to the auditors' report.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line		
11.	Minimum net capital required (6-2/3% of line 19)	$ 12,463
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) (Not presented herein)	100,000
13.	Net capital requirement (Greater of line 11 or 12)	100,000
14.	Excess net capital (Line 10 less line 13)	72,709
15.	Excess net capital at 1000% (Line 10 less 10% of line 19)	154,014

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	186,947
19.	Total aggregate indebtedness	186,947
20.	Percentage of aggregate indebtedness to net capital (Line 19 ÷ by line 10)	108%

These financial and operational combined uniform single reports are subject to the auditors' report.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

Year Ended January 31, 2004

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Line		
1.	Balance, beginning of period	$127,436
1 A.	Net income	61,366
2.	Balance, end of period	$188,802

These financial and operational combined uniform single reports are subject to the auditors' report.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Line

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firm:

Donaldson, Lufkin, Jenrette Securities Corporation
(Pershing Division)

These financial and operational combined uniform single reports are subject to the auditors' report.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5 AS OF January 31, 2004)

Net capital, as reported in Company's Part II (unaudited)

Focus report	$172,709
Adjustment to income - none	
Net capital, per line 10	$172,709

These financial and operational combined uniform single reports are subject to the auditors' report.

CONFIDENTIAL - NOT FOR PUBLIC RELEASE AND DISCLOSURE

THE PENNSYLVANIA GROUP, INC.
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
January 31, 2004

SEC FILE NO. 8-32131
FIRM ID NO. 005402
Unconsolidated

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Balance, January 31, 2003	$ -0-
A. Increase	
B. Decrease	
Balance, January 31, 2004	$ -0-

These financial and operational combined uniform single reports are subject to the auditors' report.

The Pennsylvania Group

March 15, 2004

US Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Attention: Chief Examiner

Gentlemen:

I, THE UNDERSIGNED, holder of voting shares as of January 31, 2004 of The Pennsylvania Group, Incorporated, have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of financial statements and schedules.

I hereby certify that, to the best of my knowledge and belief, these financial statements and schedules, prepared as of January 31, 2004 are true and correct.

Anthony A. Buford, Jr., President

Subscribed and sworn before me this 15th day of March 2004.

Notary

Joyce M. Kober
Commission #DD242840
Expires: Oct 03, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Independent Auditors' Report on
Internal Accounting Control
Required by SEC Rule 17a-5

The Pennsylvania Group, Inc.
Year Ended January 31, 2004

MORRIS J. COHEN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1601 Market Street
Suite 2525
Philadelphia, PA 19103-2301
215-567-8000
New York: 212-283-7400
FAX: 215-567-5288
www.mjcco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
The Pennsylvania Group, Inc.

We have audited the Financial and Operational Combined Uniform Single Report of The Pennsylvania Group, Inc. for the year ended January 31, 2004 and have issued our report thereon dated February 27, 2004. In planning and performing our audit of the financial statements and supplemental schedules of The Pennsylvania Group, Inc. (the Company), for the year ended January 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morris J. Cohen & Co., P.C.

February 27, 2004